Orbital Corporation Limited

Form 15F

Commission File Number: 1-10936

Exact name of registrant as specified in its charter: Orbital Corporation Limited

Address: 4 Whipple Street, Balcatta, Western Australia, 6021 Australia

Title of each class of securities covered by this form: American Depositary Shares, evidenced by American Depositary Receipts, each representing 16 ordinary shares of Orbital Corporation Limited.

Rule 12h-6(a)

PART I

Item 1. Exchange Act Reporting History

A.

Orbital Corporation Limited (“Orbital”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), in December 1991 when American Depositary Shares representing Orbital’s ordinary shares were offered for sale and listed on the New York Stock Exchange.

B.

Orbital has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F. Orbital has filed at least one annual report under Section 13(a) on Form 20-F.

Item 2. Recent United State Market Activity

Orbital’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended, in 1991.

Item 3. Foreign Listing and Primary Trading Market

A.

Orbital has maintained a listing of its ordinary shares on the Australian Stock Exchange (the “ASX”) in Sydney, Australia. The ASX constitutes the primary trading market for Orbital’s ordinary shares, as that term is defined in Rule 13h-6 under the Exchange Act.

B.

Orbital’s (formerly the Sarich Technologies Trust) ordinary shares were initially listed on the ASX in 1984. Orbital has maintained a listing of its ordinary shares on the ASX since that date, including during the 12 months preceding the filing of this Form 15F.

C.

The percentage of trading in Orbital’s ordinary shares that occurred in Australia on the ASX for the 12-month period from January 1, 2014 to December 31, 2014 was approximately 90.1% of the worldwide trading volume.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

As of November 26, 2014, there were 270 record holders of Orbital’s ordinary shares who were United States residents.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.

Orbital is publishing simultaneously with the filing of this Form 15F a notice disclosing its intent to terminate its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act or both.

B.

Orbital disseminated such notice in the United States by means of a news release, which was distributed by PRNewswire in the United States. A copy of the notice is attached as Exhibit 99.1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g-2(b) Exemption

Orbital will publish any information required under Rule 12g3-2(b)(1)(iii) on its website at http://www.orbitalcorp.com.au/.

PART III

Item 10. Exhibits

Exhibit 99.1

Press release dated December 6, 2014: Orbital Corporation Limited to file Form 15F to deregister in the United States under the Securities Exchange Act of 1934

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.

Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.

It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Orbital Corporation Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Orbital Corporation Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: January 7, 2015

/s/ Ian Graham Veitch

Name: Ian Graham Veitch

Title: Chief Financial Officer